Filed by SunTrust Banks, Inc. pursuant to

Rule 425 under the Securities Act of 1933,

as amended and deemed filed under Rule

14a-12 under the Securities Exchange Act of

1934, as amended

Subject Company: GB&T Bancshares, Inc.

Exchange Act File Number of

Subject Company: 000-24203

News Release

Contacts:

SunTrust Banks, Inc. Investors Steve Shriner (404) 827-6714	GB&T Richard A. Hunt (770) 532-1212

Gregory L. Hamby
Media	(678) 450-3473
Mike McCoy
(404) 588-7230

For Immediate Release
November 2, 2007

SunTrust to Acquire GB&T Bancshares, Inc.

Transaction Expands SunTrust Reach in Fast-Growing Atlanta Suburbs

ATLANTA, Nov. 2, 2007 — SunTrust Banks, Inc. (NYSE: STI) and GB&T Bancshares, Inc. (NASDAQ: GBTB) announced today the signing of a definitive agreement under which SunTrust will acquire GB&T and thus bolster its presence in several high-growth Georgia markets.

GB&T is headquartered in Gainesville, Ga., approximately 50 miles northeast of Atlanta, and operates 30 branches in north and central Georgia, including the fast-growing Atlanta suburbs. On September 30, 2007, GB&T had assets of approximately $2 billion, deposits of approximately $1.5 billion and approximately 500 employees.

“With this transaction we’re taking advantage of an unusually attractive and timely opportunity to efficiently expand our Metro Atlanta franchise in line with our long-term growth strategies and consistent with our high financial standards and disciplined approach to mergers,” noted James M. Wells III, SunTrust President and Chief Executive Officer. “We look forward to welcoming GB&T clients and employees to SunTrust as we increase our penetration in some of the highest-growth banking markets in the Southeast.”

“We are pleased to join forces with SunTrust,” said Richard A. Hunt, President and Chief Executive Officer of GB&T. “This combination with a proven market leader known for its commitment to client service means access to a broader range of products and services for our customers and expanded career opportunities for our employees.”

-more-

Under the terms of the agreement announced today, GB&T shareholders would receive .1562 shares of SunTrust common stock for each share of GB&T common stock held. Based on SunTrust’s closing price of $69.13 on Nov. 1, 2007, and the 14,230,796 shares of GB&T outstanding as of October 31, 2007, the transaction value would be approximately $153.7 million. The acquisition, which is subject to approval by regulatory authorities and GB&T shareholders, is expected to close in the second quarter of 2008. SunTrust said it expects the transaction to be immaterial to 2008 earnings.

Upon completion of the merger, the GB&T franchise would be integrated primarily into SunTrust’s Atlanta banking region which currently operates 212 branches in the City of Atlanta and surrounding counties. SunTrust said it anticipates offering comparable positions to essentially all GB&T retail client contact employees.

Based in Gainesville, Georgia, GB&T Bancshares, Inc. is a multi-bank holding company operating seven community banks: Gainesville Bank & Trust, United Bank & Trust, Community Trust Bank, HomeTown Bank of Villa Rica, First National Bank of the South, First National Bank of Gwinnett, and Mountain State Bank. As of September 30, 2007, GB&T Bancshares had 32 banking offices located in 14 Georgia counties. GB&T Bancshares’ common stock is listed on the Nasdaq Global Select Market under the symbol “GBTB.” Visit GB&T’s web site at: http://www.gbtbancshares.com for additional information.

SunTrust Banks, Inc., headquartered in Atlanta, is one of the nation’s largest banking organizations, serving a broad range of consumer, commercial, corporate and institutional clients. As of September 30, 2007, SunTrust had total assets of $175.9 billion and total deposits of $115.9 billion. The Company operates an extensive branch and ATM network throughout the high-growth Southeast and Mid-Atlantic states and a full array of technology-based, 24-hour delivery channels. The Company also serves customers in selected markets nationally. Its primary businesses include deposit, credit, trust and investment services. Through various subsidiaries the Company provides mortgage banking, insurance, brokerage, equipment leasing and capital markets services. SunTrust’s Internet address is suntrust.com.

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Important Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These statements often include the words “may,” “could,” “will,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “initiatives,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions. Such statements are based upon the current beliefs and expectations of SunTrust’s management, and on information currently available to management. Forward-looking statements are subject to significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to: the satisfaction of the closing conditions in the merger agreement, including the receipt of shareholder and regulatory approvals; the risk that the merger will not close; the risk that customer and employee relationships may be disrupted by the merger; the reactions of GB&T’s customers to the merger; and other risks detailed from time to time in the Company’s 2006 Annual Report on Form 10-K, in the Quarterly Reports on Form 10-Q and in the Current Reports filed on Form 8-K with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s internet site (http://www.sec.gov). The forward-looking statements in this news release speak only as of this date, and SunTrust does not assume any obligation to update such statements or to update the reasons why actual results could differ from those contained in such statements.

Where You Can Additional Information About The Merger

The proposed Merger will be submitted to GB&T’s shareholders for consideration. SunTrust will file a Form S-4 Registration Statement, GB&T will file a Proxy Statement and both companies will file other relevant documents regarding the Merger with the Securities and Exchange Commission (the “SEC”). GB&T will mail the Proxy Statement/Prospectus to its shareholders. These documents, and any applicable amendments or supplements, will contain important information about the Merger, and SunTrust and GB&T urge you to read these documents when they become available.

You may obtain copies of all documents filed with the SEC regarding the Merger, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents free of charge from SunTrust’s website (www.suntrust.com) under the heading “About SunTrust” and then under the heading “Investor Relations” and then under the item “Financial and Regulatory Filings.” You may also obtain these documents, free of charge, from GB&T’s website (www.gbtbancshares.com) under the section “Corporate Info” and then under the item “Corporation Information” and then under the item “Documents.”

Participants in The Merger

SunTrust and GB&T and their respective directors and executive officers may be deemed participants in the solicitation of proxies from GB&T’s shareholders in connection with the Merger. Information about the directors and executive officers of SunTrust and GB&T and information about other persons who may be deemed participants in the Merger will be included in the Proxy Statement/Prospectus. You can find information about SunTrust’s executive officers and directors in its definitive proxy statement filed with the SEC on March 2, 2007. You can find information about GB&T’s executive officers and directors in its definitive proxy statement filed with the SEC on April 18, 2007. You can obtain free copies of these documents from the websites of SunTrust, GB&T or the SEC.

SunTrust Banks, Inc. Acquisition of GB&T Bancshares, Inc. November 2, 2007

Important Cautionary Statement Regarding Forward-Looking Statements
This information may contain forward-looking statements. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These statements often include the words “may,” “could,” “will,” “should,” “believes,” “expects,” “anticipates,”
“estimates,” “intends,” “plans,” “initiatives,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions. Such statements are based upon the current beliefs and expectations of SunTrust’s management, and on information currently available to management. Forward-looking statements are subject to significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to: the satisfaction of the closing conditions in the merger agreement, including the receipt of shareholder and regulatory approvals; the risk that the merger will not close; the risk that customer and employee relationships may be disrupted by the merger; the reactions of GB&T’s customers to the merger; adverse changes in general business or economic conditions, including customers’ ability to repay debt obligations, could have a material adverse effect on our financial condition and results of operations; changes in market interest rates or capital markets could adversely affect our revenues and expenses, the value of assets and obligations, costs of capital, or liquidity; the fiscal and monetary policies of the federal government and its agencies could have a material adverse effect on our earnings; a decline in markets for residential or commercial real estate could harm our revenues and profitability; customers could pursue alternatives to bank deposits, causing us to lose a relatively inexpensive source of funding; customers may decide not to use banks to complete their financial transactions, which could affect net income; we have businesses other than banking, which subjects us to a variety of risks; hurricanes and other natural disasters may adversely affect loan portfolios and operations and increase the cost of doing business; negative public opinion could damage our reputation and adversely impact our business and revenues; we rely on other companies for key components of our business infrastructure; we rely on our systems, employees and certain counterparties, and certain failures could materially adversely affect our operations; we depend on the accuracy and completeness of information about clients and counterparties; regulation by federal and state agencies could adversely affect our business, revenues, and profit margins; competition in the financial services industry is intense and could result in losing business or reducing profit margins; future legislation could harm our competitive position; maintaining or increasing market share depends on market acceptance and regulatory approval of new products and services; our ability to receive dividends from our subsidiaries accounts for most of our revenues and could affect our liquidity and ability to pay dividends; significant legal actions could subject us to substantial uninsured liabilities; we have in the past and may in the future pursue acquisitions, which could affect costs and from which we may not be able to realize anticipated benefits; we depend on the expertise of key personnel without whom our operations may suffer; we may be unable to hire or retain additional qualified personnel and recruiting and compensation costs may increase as a result of turnover, both of which may increase costs and reduce profitability and may adversely impact our ability to implement our business strategy; our accounting policies and methods are key to how we report financial condition and results of operations, and may require management to make estimates about matters that are uncertain; changes in our accounting policies or in accounting standards could materially affect how we report our financial results and condition; our stock price can be volatile; our disclosure controls and procedures may fail to prevent or detect all errors or acts of fraud; our financial instruments carried at fair value expose us to certain market risks; weakness in residential property values and mortgage loan markets could adversely affect us; and we may be required to repurchase mortgage loans or indemnify mortgage loan purchasers as a result of breaches of representations and warranties, borrower fraud, or certain borrower defaults, which could harm our liquidity, results of operations and financial condition;
and other risks detailed from time to time in the Company’s 2006 Annual Report on Form 10-K, in the Quarterly Reports on Form 10-Q and in the Current Reports
filed on Form 8-K with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s internet site (http://www.sec.gov).  The forward-looking statements herein speak only as of this date, and SunTrust does not assume any obligation to update such statements or to update the reasons why actual results could differ from those contained in such statements.

Where You Can Find Additional Information About The Merger
The proposed Merger will be submitted to GB&T’s shareholders for consideration. SunTrust will file a Form S-4 Registration Statement, GB&T will file a Proxy Statement and both companies will file other relevant documents regarding the Merger with the Securities and Exchange Commission (the
“SEC”). GB&T will mail the Proxy Statement/Prospectus to its shareholders. These documents, and any applicable amendments or supplements, will contain important information about the Merger, and SunTrust and GB&T urge you to read these documents when they become available.
You may obtain copies of all documents filed with the SEC regarding the Merger, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents free of charge from SunTrust’s website (www.suntrust.com) under the heading “About SunTrust” and then under the heading
“Investor Relations” and then under the item “Financial and Regulatory Filings.” You may also obtain these documents, free of charge, from GB&T’s website (www.gbtbancshares.com) under the section “Corporate Info” and then under the item “Corporation Information” and then under the item
“Documents.”
Participants in the Merger
SunTrust and GB&T and their respective directors and executive officers may be deemed participants in the solicitation of proxies from GB&T’s shareholders in connection with the Merger. Information about the directors and executive officers of SunTrust and GB&T and information about other persons who may be deemed participants in the Merger will be included in the Proxy Statement/Prospectus. You can find information about
SunTrust’s executive officers and directors in its definitive proxy statement filed with the SEC on March 2, 2007. You can find information about
GB&T’s executive officers and directors in its definitive proxy statement filed with the SEC on April 18, 2007. You can obtain free copies of these documents from the websites of SunTrust, GB&T or the SEC.

Timely opportunity and consistent with SunTrust’s
highly disciplined M&A approach
Logical in-market expansion into attractive North
Georgia markets
Conducted comprehensive on-site due diligence to
fully assess risks
Attractive franchise at a reasonable price
Earnings impact immaterial to 2008
Transaction Highlights

Dalton
Rome
Woodstock
Acworth
Roswell
Marietta
Duluth
Sandy Springs
Buford
Winder
Athens
Atlanta
Decatur
Redan
Monroe
Conyers
Covington
College Park
Union City
Forest Park
Fayetteville
Peachtree City
Newnan
Griffin
LaGrange
Carrollton

Current GB&T Branch
Market Share %: 0.55 – 0.82
Market Share %: 0.82 – 2.10
Market Share %: 2.10 – 13.07
Market Share %: 13.07 – 18.62
Expansion into Attractive North Georgia Markets
Market Share %: 18.62 – 28.45
Source:  SNL Financial.
Approx. 53% of GB&T’s total deposits are in Hall and Paulding counties.
Based in Gainesville, Georgia
32 banking offices in 14 Georgia
counties
Financial information
$2bn assets
$1.5bn loans
$1.5bn deposits

Opportunity for Entry into Several New Markets
* Represents a new market for SunTrust.
Source:  SNL Financial.
Approx.
53% of
total
GB&T
deposits
STI Current STI Pro Forma '07-'12 Est
Deposits Mkt Shr Rank Deposits Mkt Shr Rank Pop Chg
County (MMs) (%) (#) (MMs) (%) (#) (%)
Hall 153 5.7 6 657 24.4 1 15.5
Paulding 16 1.3 13 342 28.3 2 37.1
Gwinnett 1,155 10.4 3 1,291 11.6 3 20.5
Carroll 47 2.3 11 150 7.5 7 16.9
* Baldwin 0 0.0 NA 85 14.9 4 3.7
Polk 74 17.9 3 152 36.5 1 6.5
* Dawson 0 0.0 NA 75 13.1 3 18.8
* Putnam 0 0.0 NA 67 18.6 3 7.0
* Lumpkin 0 0.0 NA 65 19.0 3 18.1
Cobb 1,105 10.8 3 1,162 11.4 3 7.5
Forsyth 134 5.5 8 185 7.6 4 36.7
Clarke 241 12.4 2 255 13.2 2 5.3
Bartow 66 5.3 9 76 6.1 8 14.8
Deposit Weighted Avg 2,991 4,563 19.6
Georgia Avg 11.7
U.S. Avg 6.3

Attractive Franchise at a Reasonable Price
Reference Transaction Analysis
Bank & Thrift Acquisitions in the Southeast Since 2000
Target Assets $1 – 3bn
Source:  SNL Financial.  Excludes merger of equals.
SunTrust / GB&T multiples based on GB&T results as of 9/30/07 and SunTrust closing price on 11/1/07.
Deal Deal Value to: Prem/ 1 Day
Assets Value FY1 EPS Equity Tang.Eq. Assets CoreDep Prem.
Date Acquiror Target State ($MM) ($MM) (x) (%) (%) (%) (%) (%)
08/07 Pinnacle Financial Partners, Inc. Mid-America Bancshares, Inc. TN 1,069 197 NA 188.1 242.4 18.4 19.4 NA
07/07 Banco Popular Español, S.A. Total Bancshares Corp. FL 1,357 300 NA 348.4 410.6 22.1 36.2 NA
01/07 Colonial BancGroup, Inc. Commercial Bankshares, Inc. FL 1,035 317 24.3 351.4 352.4 30.6 42.5 31.6
12/06 BB&T Corporation Coastal Financial Corporation SC 1,659 395 18.2 350.2 350.2 23.8 35.5 21.9
08/06 Royal Bank of Canada FLAG Financial Corporation GA 1,794 457 19.8 215.4 470.1 25.5 34.9 0.7
12/05 BB&T Corporation Main Street Banks, Inc. GA 2,474 621 19.9 212.9 327.5 25.1 31.4 (1.6)
01/05 Colonial BancGroup, Inc. FFLC Bancorp, Inc. FL 1,065 225 20.1 266.3 266.3 21.1 22.7 15.9
09/04 Colonial BancGroup, Inc. Union Bank of Florida FL 1,053 233 NA 307.0 307.0 22.1 30.5 NA
03/04 First National Bankshares of Florida, Inc. Southern Community Bancorp FL 1,023 290 NA 404.9 410.9 28.3 30.1 NA
12/03 BB&T Corporation Republic Bancshares, Inc. FL 2,776 433 46.9 206.1 223.4 15.6 12.6 6.9
05/03 Arvest Bank Group, Inc. Superior Financial Corp. AR 1,747 211 11.9 158.7 256.2 12.1 12.5 24.5
11/03 Provident Bankshares Corporation Southern Financial Bancorp, Inc. VA 1,107 334 21.6 332.7 397.6 26.2 74.0 20.5
05/02 BB&T Corporation Regional Financial Corporation FL 1,606 275 NA 268.2 272.1 17.1 24.0 NA
03/02 Royal Bank of Canada Eagle Bancshares, Inc. GA 1,149 154 21.7 176.2 176.2 13.4 12.6 48.6
12/00 BB&T Corporation Century South Banks, Inc. GA 1,614 427 20.3 271.2 290.6 26.4 25.4 26.7
04/00 BancorpSouth, Inc. First United Bancshares, Inc. AR 2,666 456 12.9 175.3 186.7 17.1 11.9 42.6
01/00 Carolina First Corporation Anchor Financial Corporation SC 1,224 304 20.4 327.2 329.6 24.8 24.7 37.4
High 2,776 621 46.9 404.9 470.1 30.6 74.0 48.6
Median 1,357 304 20.2 268.2 307.0 22.1 25.4 23.2
Average 1,554 331 21.5 268.2 310.0 21.8 28.3 23.0
Low 1,023 154 11.9 158.7 176.2 12.1 11.9 (1.6)
11/07 SunTrust Banks, Inc. GB&T Bancshares, Inc. GA 1,964 153 9.7 66.4 110.4 7.8 1.3 22.7
Rank Compared to Reference Transactions #1 #1 #1 #1